SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For January 20, 2004

THE BANK OF BERMUDA LIMITED

(Translation of registrant’s name into English)

6 Front Street
Hamilton HM 11
Hamilton HM DX, Bermuda
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F  ☒  Form 40-F  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes  ☐  No  ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THE BANK OF BERMUDA LIMITED

     On January 20, 2004, The Bank of Bermuda Limited announced its financial results for the quarter ended December 31, 2003. The press release with respect to this matter is attached as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference. The summary financial data that was made publicly available with respect to this matter is attached as Exhibit 99.2 to this Form 6-K and is incorporated herein by reference.

Exhibit Index
99.1	Press Release, dated January 20, 2004.
99.2	Summary Financial Data for quarter ended December 31, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF BERMUDA LIMITED

	By:		/s/ Peter W. Smith

		Name:	Peter W. Smith
		Title:	Head of Corporate Communications

Date: January 20, 2004